SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended May 2020

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Director/PDMR Shareholding dated 01 May 2020
Exhibit 1.2	bp p.l.c. 2020 AGM alternative arrangements dated 07 May 2020
Exhibit 1.3	Director/PDMR Shareholding dated 11 May 2020
Exhibit 1.4	Director/PDMR Shareholding dated 13 May 2020
Exhibit 1.5	BP p.l.c. publishes 2020 AGM speeches dated 27 May 2020
Exhibit 1.6	BP p.l.c. advance notice of 2Q results dated 29 May 2020
Exhibit 1.7	Total Voting Rights dated 29 May 2020

  .

Exhibit 1.1

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Emma Delaney
2	Reason for the notification
a)	Position/status	Interim CEO Downstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Sale of shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.3100	67,140
d)	Aggregated information - Volume - Price - Total	67,140 £3.3100 £222,233.40
e)	Date of the transaction	30 April 2020
f)	Place of the transaction	London Stock Exchange XLON

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.2

bp p.l.c. alternative arrangements for the 2020 Annual General Meeting

Today bp p.l.c. announces that its 2020 Annual General Meeting (AGM) will now be held at 1 St. James's Square, London SW1Y 4PD at 11:00am on Wednesday, 27 May 2020.

This is a change to the venue set out in the 2020 Notice of AGM which bp published on 27 March 2020 as that venue is being used by the NHS as a field hospital in the fight against COVID-19.

Due to Government guidance on social distancing and prohibiting gatherings, and in order to protect our staff and our shareholders, bp's AGM will be a closed meeting.  Shareholders should not attempt to attend the AGM in person.

The meeting will be live streamed on the internet, accessible via the company's website on bp.com. Those wishing to watch the meeting should register at bp.com/agm/webcast. Shareholders watching the AGM on bp.com will not be counted towards the quorum of the meeting and will not be able to participate in the meeting, including by voting or asking questions, on the day.

If you are a shareholder and wish to submit a question in relation to the business of the AGM, please send your question by completing the form at bp.com/agm/questions before Wednesday 27 May; in the form please include your name and how you hold your bp shares. We will attempt to answer as many of these questions as possible during the meeting and in any event will make available answers to frequently asked questions on bp.com.

We strongly encourage shareholders to vote by appointing the chairman of the meeting as their proxy as soon as possible and in any event no later than 6:00pm BST on Friday 22 May 2020 to ensure their votes are counted.

Exhibit 1.3

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Horace Lamar McKay
2	Reason for the notification
a)	Position/status	Chief transition officer / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Shares (each representing 6 ordinary shares of $0.25) US0556221044
b)	Nature of the transaction	ADSs acquired pursuant to the vesting of Restricted Share Units under the BP Share Value Plan, following adjustments for tax and dividends. These ADSs are restricted for a further three years.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	81,303
d)	Aggregated information - Volume - Price - Total	81,303 Nil consideration (market value $23.87) Nil (market value $1,940,702.61)
e)	Date of the transaction	5 May 2020
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Horace Lamar McKay
2	Reason for the notification
a)	Position/status	Chief transition officer / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Shares (each representing 6 ordinary shares of $0.25) US0556221044
b)	Nature of the transaction
Vesting of 34,832.564 restricted share units and 34,832.564 matching restricted share units pursuant to the BP Restricted Share Plan II award made in 2017, after adjustment for tax, dividends and expenses. The matching ADSs are subject to a further three year retention period.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	69,665.128
d)	Aggregated information - Volume - Price - Total	69,665.128 Nil consideration (market value $23.87) Nil (market value $1,662,906.61)
e)	Date of the transaction	5 May 2020
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.4

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief Executive Officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.1590	100
d)	Aggregated information - Volume - Price - Total	100 £3.1590 £315.90
e)	Date of the transaction	11 May 2020
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Brian Gilvary
2	Reason for the notification
a)	Position/status	Chief Financial Officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.1590	100
d)	Aggregated information - Volume - Price - Total	100 £3.1590 £315.90
e)	Date of the transaction	11 May 2020
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Gordon Birrell
2	Reason for the notification
a)	Position/status	Interim head of Upstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.1590	100
d)	Aggregated information - Volume - Price - Total	100 £3.1590 £315.90
e)	Date of the transaction	11 May 2020
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Emma Delaney
2	Reason for the notification
a)	Position/status	Interim CEO Downstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.1590	100
d)	Aggregated information - Volume - Price - Total	100 £3.1590 £315.90
e)	Date of the transaction	11 May 2020
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.5

BP p.l.c. publishes 2020 AGM speeches

BP p.l.c. announces that the Chairman's and CEO's speeches for today's AGM commencing at 1100 BST can be seen at www.bp.com/agm.

Exhibit 1.6

BP p.l.c. advance notice of 2Q results and interim dividend announcement 2020

BP p.l.c. today announces a change to the date on which it expects to release its results for the second quarter ending 30 June 2020 from Tuesday 28 July 2020 to Tuesday 4 August 2020.   The updated provisional dividend dates for the second quarter 2020 are available at

www.bp.com/financialcalendar

Exhibit 1.7

BP p.l.c.
Total voting rights and share capital

As at 29 May 2020, the issued share capital of BP p.l.c. comprised 20,260,211,569 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,155,570,781. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 20,265,294,069. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FCA's Disclosure Guidance and Transparency Rules.

This announcement is made in accordance with the requirements of Disclosure Guidance and Transparency Rule 5.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 03 June 2020
/s/ Ben J. S. Mathews
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Ben J. S. Mathews
Company Secretary